Filed Pursuant to Rule 424(b)(5)

Registration No. 333-279435

PROSPECTUS SUPPLEMENT

(To Prospectus Supplements dated December 12, 2025, and September 30, 2025, to Prospectus dated May 28, 2024)

Up to $2,116,998.60

Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated May 28, 2024 (the “ATM Prospectus”), to the accompanying base prospectus, dated May 28, 2024 (the “Base Prospectus” and, collectively with the ATM Prospectus, the “Prospectus”), filed as a part of our registration statement on Form S-3 (File No. 333-279435) (the “Registration Statement”), as supplemented by the prospectus supplement, dated September 30, 2025 and the prospectus supplement, dated December 12, 2025, relating to the offering, issuance and sale by us of our common stock, par value $0.001 per share (“Common Stock”), from time to time that may be issued and sold under the At The Market Offering Agreement (the “Sales Agreement”), dated May 15, 2024, with H.C. Wainwright & Co., LLC, as lead agent (the “Lead Agent”) and the co-agents party thereto (collectively with the Lead Agent, the “Sales Agents”). Through the date hereof, we have sold an aggregate of $10,723,983 of shares of our Common Stock through the Sales Agents under the Sales Agreement. This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

The purpose of this prospectus supplement is to decrease the amount of shares we are offering pursuant to the Sales Agreement and the Prospectus, such that we are now offering to sell shares of our Common Stock having a maximum aggregate offering price of up to $2,116,998.60 through the Sales Agents.

As of the date of this prospectus supplement, the aggregate market value of our outstanding Common Stock held by non-affiliates, or the public float, was $44,713,619.28, which was calculated based on 3,304,776 shares of our outstanding Common Stock held by non-affiliates at a price of $13.53 per share, the closing price of our Common Stock on the Nasdaq Capital Market on May 5, 2026. During the 12 calendar months prior to, and including, the date of this prospectus supplement, we sold securities with an aggregate market value of approximately $8,998,493.72 pursuant to General Instruction I.B.6 of Form S-3. After giving effect to the offering limit imposed by General Instruction I.B.6 of Form S-3 and deducting amounts offered and sold pursuant to General Instruction I.B.6 of Form S-3 in the 12 calendar months prior to the date of this prospectus supplement, we may offer and sell shares of our Common Stock having an aggregate offering price of up to $5,906,045.76 pursuant to General Instruction I.B.6 of Form S-3.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 3 of the ATM Prospectus and any similar section included in any accompanying prospectus supplement and in the documents incorporated by reference in the ATM Prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Our Common Stock are listed on the Nasdaq Capital Market under the symbol “USGO”. On June 25, 2026, the last reported sale price of our common stock as reported on the Nasdaq Capital Market was $8.06 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Lead Agent

H.C. Wainwright & Co.

Co-Agents

Ventum Financial Corp.	Stifel

The date of this prospectus supplement is June 26, 2026.